

**UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 11, 2008

Tianfu Li
Chief Executive Officer
NIVS IntelliMedia Technology Group, Inc.
NIVS Industry Park
Shuikou, Huizhou, Guangdong
People's Republic of China 516006

> **RE:** **NIVS IntelliMedia Technology Group, Inc.**
> **Amendment No. 3 to Form S-1**
> **Filed December 5, 2008**
> **File No. 333-153005**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary

November 2008 Debt Repayment and Set-Off Agreement, page 4

1. Please revise this discussion here and elsewhere within your document, including but not limited to in "Certain Relationships and Related Transactions" on page 58,

to more fully explain the material terms of the loan transactions entered into by and among NIVS PRC, Mr. Li, and the entities owned and controlled by Mr. Li. Indicate the dates the various loans transactions were entered into, the amount of each loan, the underlying business purpose for each loan, and any other information regarding the individual transaction or the related person in the context of the transaction that is material to investors. Please refer to Item 404 of Regulation S-K. Likewise, please advise us of the basis for your belief that the loans with Mr. Li are violative of Section 402 of the Sarbanes-Oxley Act of 2002. Also, with respect to the Debt Repayment and Set-Off Agreement, please revise here and elsewhere within your document to state simply and clearly who owed what to whom prior, and subsequent to, the execution of the Agreement, using specific figures rather than imprecise terms such as "partially," "in totality," and "a portion." In this regard, the use of these imprecise terms is especially apt to confuse when you discuss the "Repayment Amount" in paragraph two of this section. Finally, indicate what the inducement was for each of the various parties to enter into the Agreement.

Consolidated Financial Statements

Note 7. Due from Related Parties, page F17

2. In the interest of providing us with a better insight into what occurred with the amounts due from related parties and the circumstances that resulted in the Debt Repayment and Set-Off Agreement, please provide us table from January 1, 2006 through November 28, 2008 showing the following:
     o Amounts and dates of cash distributions (or the equivalent of unpaid subscriptions) made to related parties;
     o Corresponding amounts and dates of cash repayments, or other repayments, by the related parties to the Company; and
     o An explanation as to why the Company need not deduct from equity the related party receivables outstanding on the dates of the publication of the financial statements. See SAB Topics 4E and 4G.

Condensed Financial Information of the Registrant

3. We note that you have removed Note 25 from your financial statements. Provide condensed financial statements of the parent company pursuant to 5-04(c) and 12-04 of Regulation S-X or advise. Refer also to SAB Topic 6:K.2 for guidance.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph O. Cascarano, Staff Accountant, at (202) 551- 3376, or Robert Littlepage, Accounting Branch Chief, at (202) 551-3810, if you have any questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Ahn Q. Tran, Esq.
          Via facsimile (310) 552-5007